Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Goldgroup Mining Inc. (the “Company”) 1111 Melville Street, Suite 410 Vancouver, BC V6E 3V6

Item 2Date of Material Change

September 25, 2026

Item 3News Release

News release dated September 25, 2026, issued and distributed through the facilities of Newsfile Corp. and filed on SEDAR+ under the Company’s profile at www.sedarplus.ca, a copy of which is attached hereto as Schedule “A”.

Item 4Summary of Material Change

On September 25, 2026, the Company announced the closing of its non-brokered private placement offering, issuing 33,382,326 units (the "Units") at US$3.65 per Unit for aggregate gross proceeds of US$121,845,490.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share at an exercise price of US$5.10 until March 25, 2028.

In connection with the Offering, the Company agreed to pay eligible finders a cash commission equal to 5% of the gross proceeds raised from subscribers introduced by those finders, in accordance with applicable securities laws and TSXV policies. The Company paid eligible finders aggregate cash commissions of US$4,219,785.04.

Item 5.1Full Description of Material Change

See the Company’s news release dated September 25, 2026 attached as Schedule “A”.

Item 5.2Disclosure for Restructuring Transaction

Not applicable.

Item 6Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8Executive Officer

Contact:Javier Reyes – Chief Executive Officer

Telephone:(604) 306-6867

Item 9Date of Report

October 5, 2026

SCHEDULE “A”

News Release dated September 25, 2026

NEWS RELEASE

GOLDGROUP CLOSES RECORD US$122 MILLION NON-BROKERED PRIVATE PLACEMENT

Strong Institutional Demand Drives 60% Upsize, Providing Capital to Accelerate Growth and Pursue Strategic Opportunities

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – September 25, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE: 55G) has closed (the “Closing”) its previously announced non-brokered private placement (the “Offering”), issuing 33,382,326 units (the “Units”) at US$3.65 per Unit for aggregate gross proceeds of US$121,845,490.

Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share (a “Warrant Share”) at an exercise price of US$5.10 until March 25, 2028.

The Company intends to use the net proceeds for working capital and general corporate purposes, including advancing its existing mining and development portfolio and evaluating strategic investments and M&A opportunities in the mining sector. The Offering exceeded Goldgroup’s initial US$75 million target by more than 60%, strengthening the Company’s balance sheet and increasing its financial flexibility. Goldgroup has not made a final allocation of the net proceeds and may reallocate them in response to business opportunities, market conditions and other circumstances. Pending deployment, the net proceeds may be held in cash, cash equivalents or short-term investments. There can be no assurance that any acquisition, investment or other transaction will be identified or completed on acceptable terms or at all.

Javier Reyes, Chairman and CEO, commented, “This financing is an important milestone for Goldgroup. Raising approximately US$122 million on a non brokered basis—more than 60% above our initial target and the largest financing in the Company’s history—reflects strong support from new and existing shareholders and gives us greater flexibility to advance our portfolio and evaluate strategic opportunities. We believe it reflects Goldgroup’s growing profile in the mining investment community. The participation of leading institutional and sophisticated mining investors is especially meaningful to us, and we do not take their trust for granted”.

“Our priority now is disciplined execution. We intend to deploy this capital to support production growth, project advancement and carefully selected external opportunities. We intend to repay the confidence investors have placed in us through disciplined capital allocation, operational performance and a relentless focus on creating long-term value per share. We are grateful to every investor who has chosen to join us on this journey, and to our employees and partners whose work has made this milestone possible.”

Goldgroup’s four wholly owned assets include the producing Don David Gold Mine in Oaxaca and Cerro Prieto Gold Mine in Sonora, Mexico; the San Francisco Gold Project in Sonora, which is being advanced toward a potential production restart; and the Back Forty Project in Michigan, which is advancing through permitting and feasibility. The Company’s strategy is to build a larger-scale mid-tier mining company through production growth, exploration, mine optimization, project development and disciplined M&A.

The securities issued under the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and may not be offered or sold in the “United States” (as defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and applicable U.S. state securities laws or an available exemption from those registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Shares and Warrants comprising the Units, and the Warrant Shares issuable upon exercise of the Warrants, are subject to a statutory hold period under applicable Canadian securities laws ending four months and one day after the Closing. The Company received conditional approval from the TSX Venture Exchange (the “TSXV”) to close the Offering, with final TSXV approval subject to completion of the Company’s remaining filing requirements with the TSXV.

In connection with the Offering, the Company agreed to pay eligible finders a cash commission equal to 5% of the gross proceeds raised from subscribers introduced by those finders, in accordance with applicable securities laws and TSXV policies. The Company paid eligible finders aggregate cash commissions of US$4,219,785.04.

About Goldgroup

Goldgroup Mining Inc. is a precious-metals producer and growth-oriented mining company with four wholly owned assets in Mexico and the United States. The Company owns and operates the Don David Gold Mine in Oaxaca and the Cerro Prieto Gold Mine in Sonora, Mexico, and is advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan toward permitting and feasibility.

Goldgroup’s strategy is to build a larger-scale intermediate mining company through production growth, exploration, mine optimization, project development and disciplined M&A. The Company is listed on the TSXV and NYSE American under the symbol “GORO” and on the Frankfurt Stock Exchange under the symbol “55G.” For more information, visit www.goldgroupmining.com.

Contact

Goldgroup Mining Inc. Javier Reyes

Chief Executive Officer jreyes@goldgroupmining.com.

Sophia Shane

Corporate Development sshane@goldgroupminng.com 1 (604) 306-6867

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to, statements regarding the use of proceeds of the Offering, including the advancement of its existing projects and the evaluation and funding of acquisitions, strategic investments and other M&A opportunities; the remaining regulatory approvals, including final filing requirements of the TSXV and NYSE American; the advancement and potential restart of mining operations at the San Francisco Gold Project; the advancement of the Back Forty Project toward development; and the Company’s growth, acquisition and M&A strategy.

Forward-looking statements are based on the Company’s current expectations, estimates, projections, assumptions and beliefs, including assumptions regarding the receipt and timing of required regulatory approvals; the Company’s ability to advance its existing projects; the availability of suitable acquisition, strategic investment and other M&A opportunities; the satisfactory completion of due diligence and negotiation of acceptable terms; and the Company’s ability to retain sufficient liquidity and deploy or reallocate the net proceeds in a manner consistent with its business objectives. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially, including the risks that required approvals may not be obtained on acceptable terms or at all; market conditions may change; the issuance of the securities may result in dilution; resale or transfer restrictions may apply; the Company may allocate a material portion of the net proceeds to acquisitions, strategic investments or other M&A opportunities; suitable opportunities may not be identified or completed on acceptable terms or at all; any completed transaction may not achieve its anticipated benefits and may expose the Company to additional business, financing, operational, regulatory, integration and market risks; the Company may be unable to recover all or part of an investment; the Company may change its use of proceeds as circumstances require; and the Company may be unable to advance, restart, develop or acquire projects as currently contemplated. Additional risks are described in the Company’s annual information form dated June 10, 2026 and other continuous disclosure documents available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Any forward-looking statements in this news release are expressly qualified by this cautionary statement.

Although the Company believes that the expectations and assumptions reflected in its forward-looking statements are reasonable as of the date of this news release, no assurance can be given that they will prove to be correct. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this news release, and the Company undertakes no obligation to update or revise them to reflect subsequent events or circumstances, except as required by applicable securities laws.